Exhibit (a)(1)(H)
Exchange Offer Information Session May 2009

Disclaimer The following materials are general in nature and should not be considered or relied upon as a complete description of the terms and conditions of the Liberty Global, Inc. Offer to Exchange Certain Outstanding Stock Options and Stock Appreciation Rights for New Stock Appreciation Rights, dated May 19, 2009 (the "Exchange Offer"). The Exchange Offer is made subject to the terms and conditions described in the Exchange Offer document and in the Exchange Offer website, as they may be amended. All examples contained in these materials are hypothetical and for illustrative purposes only. We can provide no assurance as to the possible price of our LBTYA or LBTYK shares at any time in the future, including on the Exchange Offer Expiration Date. You must make your own decision as to whether you should exchange your eligible awards pursuant to the Exchange Offer. The information contained in the Exchange Offer document or in documents to which we have referred you is provided to assist you in making your own decision. You should consult with your own outside advisor(s) for further assistance. We have not authorized anyone to give you any information or to make any representation or recommendation in connection with the Exchange Offer other than the information and representations contained in the Exchange Offer document. If anyone makes any recommendation or representation to you or gives you any information, you should not rely upon that recommendation, representation or information as having been authorized by us.

Purpose of This Presentation Remind you of the key dates and terms of the Exchange Offer Introduce you to a new team of financial advisors from UBS Provide you with considerations for your decision making Illustrate the potential effects of participation in the Exchange Offer at hypothetical future stock prices Show you how to make an election at the Exchange Offer website Provide you with information about who to contact for help

General Terms, Conditions, and Key Dates

Considerations Deciding whether to participate in the Exchange Offer is a personal decision. Among the many factors to keep in mind: What role do options/SARs play in your long-term financial strategy? What is your need for current income? What expectations do you have of LGI's future stock price? How long do you intend to remain employed by LGI? You are encouraged to speak with your outside legal counsel, accountant, or financial advisor to discuss the factors you should consider and obtain further advice about whether to participate in the Exchange Offer.

Example Assume you have 2,000 partially vested Eligible Awards, granted on May 1, 2008 with a base/exercise price of $35.00 per share and which expire on May 1, 2015 You could elect to exchange these Eligible Awards and receive 1,000 New SARs Assume the last sale price of LGI's stock on the Expiration Date is $15.00, which would be the base price of the 1,000 New SARs The New SARs would be subject to a new vesting schedule, with the first vesting date occurring on November 1, 2009 The New SARs would expire on May 1, 2016

Example - Vesting Considerations Based on the foregoing assumptions, the Eligible Awards and New SARs would have the following vesting schedule: Considerations What expectations do you have of LGI's future stock price? What is your need for current income? How long do you intend to remain employed by LGI?

Based on the foregoing assumptions, the Eligible Awards and New SARs would have the following potential future value at different stock prices: "Cross-over price" = $55.01 Example - Potential Future Value of Eligible Awards vs. New SARs